Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sands China Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SANDS CHINA LTD.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,

40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED GRANTING OF GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE NEW SHARES

AND

PROPOSED AMENDMENTS TO THE

MEMORANDUM AND ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Sands China Ltd. to be held at Turfan Meeting Room, Level 4, The Londoner Macao Hotel, The Londoner Macao, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 19, 2023 at 11:00 a.m. is set out on pages 16 to 37 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com).

Whether or not you are able to attend the Annual General Meeting, please complete and sign the accompanying form of proxy in accordance with the instructions printed thereon and deliver, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 17, 2023 (or if the Annual General Meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned Annual General Meeting). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

In case of any inconsistency between the English version and the Chinese version of this circular, the English version shall prevail.

March 31, 2023

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“AGM Notice”	the notice of Annual General Meeting set out on pages 16 to 37 of this circular;

“Annual General Meeting”	the annual general meeting of the Company to be held at Turfan Meeting Room, Level 4, The Londoner Macao Hotel, The Londoner Macao, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 19, 2023 at 11:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the AGM Notice, or any adjournment thereof;

“Articles of Association”	the articles of association of the Company currently in force;

“associate”	as defined in the Listing Rules from time to time;

“Audit Committee”	a committee comprised of members of the Board in accordance with the terms of reference which ensures that the Group has effective and appropriate risk management and internal control systems, backed up by comprehensive governance, internal and external audit and reporting functions;

“Board”	the board of Directors;

“close associate”	as defined in the Listing Rules from time to time;

“Company”	Sands China Ltd., an exempted company with limited liability incorporated in the Cayman Islands and the Shares of which are listed on the Main Board of the Stock Exchange;

“connected person”	as defined in the Listing Rules from time to time;

“Core Standards”	the Listing Rules were amended with effect from January 1, 2022 whereby all listed issuers are required to adopt a uniform set of minimum core standards for shareholder protections as set out in Appendix 3 to the Listing Rules;

“Director(s)”	member(s) of the board of directors of the Company;

“Group”	the Company and its subsidiaries from time to time;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Issuance Mandate”	as defined in paragraph 3(b) of the Letter from the Board;

“Latest Practicable Date”	March 23, 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time);

“LVS”	Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. and the common stock of which is listed on the New York Stock Exchange;

“Memorandum and Articles of Association”	the Memorandum of Association and the Articles of Association of the Company currently in force;

“Memorandum of Association”	the memorandum of association of the Company currently in force;

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules;

“Nomination Committee”	a committee comprised of members of the Board in accordance with the terms of reference whose primary purpose is to assist the Board by making recommendations on the appointment or re- appointment of Directors and succession planning for Directors;

“Proposed Amendments”	certain amendments to the Memorandum and Articles of Association to be consolidated through the adoption of a new amended and restated memorandum and articles of association of the Company which will replace the existing Memorandum and Articles of Association in their entirety;

“Remuneration Committee”	a committee comprised of members of the Board in accordance with the terms of reference whose primary purpose is to make recommendations to the Board on the Company’s remuneration policy and structure;

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) with a nominal value of US$0.01 each in the issued share capital of the Company or if there has been a subsequent sub-division, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company;

“Share Repurchase Mandate”	as defined in paragraph 3(a) of the Letter from the Board;

“Shareholder(s)”	holder(s) of Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong;

DEFINITIONS

“United States”, “U.S.” or “U.S.A.”	the United States of America, including its territories and possessions and all areas subject to its jurisdiction;

“US$”	United States dollars, the lawful currency of the United States; and

“VML”	the Company’s subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares (“sociedade anónima”) incorporated under the laws of Macao on June 21, 2002.

LETTER FROM THE BOARD

SANDS CHINA LTD.

金 沙 中 國 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,

40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

Executive Directors:	Registered Office:
Robert Glen Goldstein	Intertrust Corporate Services (Cayman) Limited
Wong Ying Wai	One Nexus Way, Camana Bay
Chum Kwan Lock, Grant	Grand Cayman, KY1-9005
Cayman Islands
Non-Executive Director:
Charles Daniel Forman	Principal Place of Business in Hong Kong:
5/F, Manulife Place
Independent Non-Executive Directors:	348 Kwun Tong Road
Chiang Yun	Kowloon
Victor Patrick Hoog Antink	Hong Kong
Steven Zygmunt Strasser
Kenneth Patrick Chung

March 31, 2023

To the Shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED GRANTING OF GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE NEW SHARES

AND

PROPOSED AMENDMENTS TO THE

MEMORANDUM AND ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with requisite information in respect of certain resolutions to be proposed at the Annual General Meeting for, among others, (a) the re-election of the retiring Directors; (b) the granting to the Directors of the Share Repurchase Mandate and the Issuance Mandate, to repurchase Shares and to issue new Shares respectively; and (c) the amending of the Memorandum and Articles of Association.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 106(1) and (2) of the Articles of Association, Mr. Robert Glen Goldstein, Mr. Charles Daniel Forman, and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and nomination policy and the Company’s strategy, and the independence of all Independent Non-Executive Directors. The Nomination Committee has recommended to the Board on the re-election of all the retiring Directors including the aforesaid Independent Non- Executive Director who is due to retire at the Annual General Meeting. The Company considers that the retiring Independent Non-Executive Director is independent in accordance with the independence guidelines set out in the Listing Rules and will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity.

Details of the retiring Directors proposed for re-election at the Annual General Meeting are set out in Appendix I to this circular.

3.	PROPOSED GRANTING OF GENERAL MANDATES TO REPURCHASE AND TO ISSUE SHARES

At the annual general meeting of the Company held on May 20, 2022, general mandates were granted to the Directors to repurchase and issue Shares respectively. Such mandates will lapse at the conclusion of the Annual General Meeting. In order to give the Company the flexibility to repurchase and issue Shares if and when appropriate, the following ordinary resolutions will be proposed at the Annual General Meeting to approve:

(a)

the granting of the Share Repurchase Mandate to the Directors to repurchase Shares on the Stock Exchange not exceeding 10% of the total number of issued Shares as at the date of passing of the proposed ordinary resolution contained in item 4 of the AGM Notice (i.e. a total of 809,329,696 Shares on the basis that the issued Shares remains unchanged on the date of the Annual General Meeting);

(b)

the granting of the Issuance Mandate to the Directors to allot, issue and deal with additional Shares not exceeding 20% of the total number of issued Shares as at the date of passing of the proposed ordinary resolution contained in item 5 of the AGM Notice (i.e. a total of 1,618,659,393 Shares on the basis that the issued Shares remains unchanged on the date of the Annual General Meeting); and

(c)	the extension of the Issuance Mandate by adding the aggregate number of Shares repurchased by the Company pursuant to the Share Repurchase Mandate.

LETTER FROM THE BOARD

With reference to the Share Repurchase Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase any Shares or issue any new Shares pursuant thereto.

An explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Share Repurchase Mandate is set out in Appendix II to this circular.

4.	PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Directors propose that certain amendments to the Memorandum and Articles of Association to be consolidated through the adoption of a new amended and restated memorandum and articles of association of the Company be made which will replace the existing Memorandum and Articles of Association in their entirety. Pursuant to Article 185 of the Articles of Association, the Proposed Amendments are subject to the approval of the Shareholders by way of a special resolution at the Annual General Meeting. As stated in the Company’s announcement dated March 17, 2023, the Listing Rules were amended with effect from January 1, 2022 whereby all listed issuers are required to adopt a uniform set of minimum core standards for shareholder protections as set out in Appendix 3 to the Listing Rules. The purpose of the Proposed Amendments is to modernize certain provisions in the existing Memorandum and Articles of Association in order to align them with current market practice and the Core Standards.

A summary of the principal changes are set out below:

(a)	updating the current registered office of the Company;

(b)

enshrining the right for shareholders to attend and speak at any general meeting of the Company and clarifying that a person’s participation in the business of a general meeting includes the right to speak or communicate, vote, be represented by a proxy and have access to all required documents to be made available at the meeting;

(c)	updating the permitted period of closure of the register of members of the Company;

(d)

providing the Company with the flexibility to hold a virtual or a hybrid general meeting by, among other things, allowing any person to attend at a meeting by means of electronic facilities regardless of their location, granting the Board absolute discretion to make arrangements it considers necessary to manage attendance and removing the requirement for the chairman of the general meeting to be physically present at a meeting;

(e)

providing the Board with certain flexibility to amend the date, time or location of a general meeting if it is impracticable or unreasonable to hold the general meeting on or at its original date, time or location;

(f)	providing the Company with flexibility to provide an electronic address for the receipt of any document or information relating to proxies for a general meeting;

(g)	removing the restrictions regarding the granting of loans to a Director of a company (in line with the repeal of Appendix 13 of the Listing Rules);

(h)	updating the period in which each annual general meeting must be held;

LETTER FROM THE BOARD

(i)	updating the notice period for calling an annual general meeting;

(j)	specifying the financial year end of the Company; and

(k)	clarifying the procedures for the appointment, removal, filling of casual vacancies and fixing of remuneration of the Company’s auditor.

Details of the Proposed Amendments are set out in item 7 of the AGM Notice. The legal advisers to the Company as to Hong Kong laws have confirmed that the Proposed Amendments comply with the requirements of the Listing Rules. The legal advisers to the Company as to Cayman Islands laws have confirmed that the Proposed Amendments comply with the applicable laws of the Cayman Islands. The Company confirms that there is nothing unusual about the Proposed Amendments for a Cayman Islands company listed on the Stock Exchange.

Shareholders are advised that the Proposed Amendments are available only in English and the Chinese translation of the Proposed Amendments provided in the AGM Notice is for reference only. In case of inconsistency, the English version shall prevail.

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

6.	ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

Pursuant to the Listing Rules and the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll (except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands). The results of the poll will be published on the websites of the Stock Exchange and the Company in accordance with the Listing Rules. Accordingly, at the Annual General Meeting, the votes on the resolutions set out in the AGM Notice will be taken by poll and the results thereof will be published by the Company after the Annual General Meeting on the websites of the Stock Exchange and the Company.

As at the Latest Practicable Date, no Shareholder is required to abstain from voting on any resolution set out in the AGM Notice.

A form of proxy for use at the Annual General Meeting (and any adjournment thereof) is enclosed with this circular and such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and delivered, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 17, 2023 (or if the Annual General Meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned Annual General Meeting). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

LETTER FROM THE BOARD

7.	RECOMMENDATION

The Directors consider that all resolutions proposed at the Annual General Meeting, including the proposed re-election of retiring Directors, the granting of the Share Repurchase Mandate and the Issuance Mandate, the re-appointment of Deloitte Touche Tohmatsu as the Company’s auditor and the Proposed Amendments to the Memorandum and Articles of Association are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
SANDS CHINA LTD.
Robert Glen Goldstein
Chairman of the Board and Chief Executive Officer

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following are details of the Directors who will retire and being eligible, offer themselves for re-election at the Annual General Meeting.

(1)	Robert Glen Goldstein

Mr. Robert Glen Goldstein (“Mr. Goldstein”), aged 67, is the Chairman of our Board and Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee. Mr. Goldstein served as a Non-Executive Director of the Company since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was the Acting Chairman of our Board, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee of the Company from January 7 to 26, 2021, our Interim President from March to November 2015 and a member of the Sands China Capital Expenditure Committee from March 2015 to April 2021. He was also a director of one of our Macao subsidiaries, VML, until October 2022. Mr. Goldstein was appointed as the chairman and chief executive officer of LVS on January 26, 2021 (U.S. time). Mr. Goldstein was the acting chairman, acting chief executive officer, president and chief operating officer of LVS until January 26, 2021 (U.S. time) and has been a director of LVS and LVS (Nevada) International Holdings, Inc. (“LVS Nevada”) since January 2015. He previously served as LVS’ President of Global Gaming Operations from January 2011 until December 2014, LVS’ Executive Vice President from July 2009 until December 2014, and LVS’ secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation. Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association.

Mr. Goldstein was re-designated as an Executive Director for a term of three years commencing from January 7, 2021. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Goldstein did not have any interest in the Shares or underlying Shares but had interest of 7,205,508 shares or underlying shares in LVS (an associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

As at the Latest Practicable Date, LVS (through LVS Nevada) controlled approximately 70% of the voting rights in the Company and is therefore a controlling Shareholder.

Mr. Goldstein does not receive any director’s fees/emoluments for services provided to the Company in his capacity as an Executive Director, the Chairman of the Board, the Chief Executive Officer and the Chairman of the Nomination Committee. However, Mr. Goldstein receives emoluments (inclusive of share-based compensation) from LVS for his services to the LVS group.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Save as disclosed above, as at the Latest Practicable Date, Mr. Goldstein (i) did not hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Goldstein that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Mr. Goldstein that need to be brought to the holders of securities of the Company.

(2)	Charles Daniel Forman

Mr. Charles Daniel Forman (“Mr. Forman”), aged 76, is a Non-Executive Director. Mr. Forman has been a director of LVS since August 2004. Mr. Forman served as the chairman and chief executive officer of Centric Events Group, LLC, a trade show and conference business from April 2002 until his retirement upon the sale of the business in 2007. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. During 2000, he was the executive vice president of international operations of Key3Media, Inc. From 1998 to 2000, he was the chief legal officer of ZD Events Inc., a tradeshow business that included COMDEX. From 1995 to 1998, Mr. Forman was the executive vice president, chief financial and legal officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was the vice president and general counsel of Interface Group Nevada, Inc., a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988. Mr. Forman was a member of the board of trustees of The Dana-Farber Cancer Institute until February 2021. Mr. Forman holds a Bachelor of Arts from the University of Pennsylvania and a Juris Doctorate from the Boston University School of Law. Mr. Forman was appointed as a Non-Executive Director on May 30, 2014.

Mr. Forman was re-appointed as a Non-Executive Director for a term of three years commencing from May 30, 2020. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Forman did not have any interest in the Shares or underlying Shares but had interest of 220,984 shares or underlying shares in LVS (an associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

As at the Latest Practicable Date, LVS (through LVS Nevada) controlled approximately 70% of the voting rights in the Company and is therefore a controlling Shareholder.

Mr. Forman received director’s fees amounting to approximately US$200,000 as a Non-Executive Director for the year ended December 31, 2022. The emoluments of Mr. Forman are determined by the Board with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the letter of appointment issued by the Company and any subsequent revision approved by the Board.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Save as disclosed above, as at the Latest Practicable Date, Mr. Forman (i) did not hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Forman that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Mr. Forman that need to be brought to the holders of securities of the Company.

(3)	Kenneth Patrick Chung

Mr. Kenneth Patrick Chung (“Mr. Chung”), aged 65, is an Independent Non-Executive Director and a member of the Audit Committee and the Environmental, Social and Governance Committee (“ESG Committee”). Mr. Chung is currently an independent non-executive director of China Construction Bank Corporation, a company listed on the Stock Exchange (Stock code: 939), an independent non-executive director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch. Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Stock Exchange (Stock code: 1398) until March 2017 and an independent non-executive director of Prudential Corporation Asia Ltd until September 2019. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016.

Mr. Chung was re-appointed as an Independent Non-Executive Director for a term of three years commencing from July 15, 2022. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Chung did not have any interest in the Shares or underlying Shares or LVS (an associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Mr. Chung received director’s fees amounting to approximately US$200,000 as an Independent Non- Executive Director for the year ended December 31, 2022. Mr. Chung does not receive any director’s fees as a member of the Audit Committee and the ESG Committee. The emoluments of Mr. Chung are determined by the Board with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the letter of appointment issued by the Company and any subsequent revision approved by the Board.

Mr. Chung continues to demonstrate his commitment to his roles with the Company. Moreover, the Company has continued to receive annual written confirmation from Mr. Chung concerning his independence in accordance with the Listing Rules. Accordingly, the Board considers that Mr. Chung continues to be independent.

Mr. Chung was identified by the Nomination Committee in accordance with the Company’s board diversity policy and terms of reference of the Nomination Committee. Given the perspectives and skills Mr. Chung has gained through his background and experience in accounting and related financial management and his biographical information as disclosed above, the Board considers that Mr. Chung contributes to the diversity of the Board.

Save as disclosed above, as at the Latest Practicable Date, Mr. Chung (i) did not hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Chung that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Mr. Chung that need to be brought to the holders of securities of the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Share Repurchase Mandate.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 8,093,296,966 Shares.

Subject to the passing of the ordinary resolution set out in item 4 of the AGM Notice in respect of the granting of the Share Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the Annual General Meeting, i.e. being 8,093,296,966 Shares, the Directors would be authorized under the Share Repurchase Mandate to repurchase, during the period in which the Share Repurchase Mandate remains in force, up to 809,329,696 Shares, representing 10% of the total number of issued Shares as at the date of the Annual General Meeting.

2.	REASONS FOR SHARE REPURCHASE

The Directors believe that the granting of the Share Repurchase Mandate is in the best interests of the Company and the Shareholders.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3.	FUNDING OF SHARE REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association, the laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF SHARE REPURCHASE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2022) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

5.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during each of the previous 12 months were as follows:

Month & Year	Highest HK$	Lowest HK$
March 2022	22.10	13.52
April 2022	19.52	16.38
May 2022	18.62	13.64
June 2022	19.18	13.66
July 2022	19.04	16.64
August 2022	18.76	16.02
September 2022	21.20	16.18
October 2022	22.00	12.50
November 2022	21.00	13.44
December 2022	27.20	20.75
January 2023	31.55	25.45
February 2023	30.50	26.75
March 2023 (up to the Latest Practicable Date)	28.75	25.50

6.	GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to repurchase Shares pursuant to the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

To the best knowledge of the Company, as at the Latest Practicable Date, Venetian Venture Development Intermediate II (“VVDI (II)”) is a substantial Shareholder which is interested in 5,657,814,885 Shares (representing approximately 70% of the total issued share capital of the Company). VVDI (II) is a wholly- owned subsidiary of LVS Nevada, which is in turn wholly-owned by LVS.

In the event that the Directors exercise the proposed Share Repurchase Mandate in full, the aggregate shareholding of VVDI (II), LVS Nevada, and LVS would be increased to approximately 78% of the issued share capital of the Company (if VVDI (II) does not participate in such repurchase).

The Directors are not aware of any consequences which may give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and/or result in the aggregate number of Shares held by the public Shareholders falling below the prescribed minimum percentage required under the Listing Rules.

8.	REPURCHASE OF SHARES MADE BY THE COMPANY

During the 6 months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares (whether on the Stock Exchange or otherwise).

NOTICE OF ANNUAL GENERAL MEETING

SANDS CHINA LTD.

金 沙 中 國 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,

40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of Sands China Ltd. (the “Company”) will be held at Turfan Meeting Room, Level 4, The Londoner Macao Hotel, The Londoner Macao, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 19, 2023 at 11:00 a.m. for the following purposes:

“ORDINARY RESOLUTIONS”

1.

To receive the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Directors”) of the Company and auditor for the year ended December 31, 2022.

2.	(a) To re-elect Mr. Robert Glen Goldstein as executive Director;

(b)	To re-elect Mr. Charles Daniel Forman as non-executive Director;

(c)	To re-elect Mr. Kenneth Patrick Chung as independent non-executive Director; and

(d)	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as auditor and to authorize the Board to fix their remuneration.

To consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT:

(a)

subject to item 4(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on another stock exchange on which the shares of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares of the Company to be repurchased pursuant to the mandate in item 4(a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this resolution:

“Relevant	Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles of Association”) or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

5.	“THAT:

(a)

subject to item 5(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period (as defined below) in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the mandate in item 5(a) above shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution), otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of options granted under any equity award plan of the Company; and

(iii)

any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association.

(c)	for the purposes of this resolution:

“Relevant	Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

NOTICE OF ANNUAL GENERAL MEETING

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as ordinary resolution:

6.

“THAT conditional upon the passing of resolutions set out in items 4 and 5 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 5 of the Notice be and is hereby extended by the addition to the aggregate number of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in resolution set out in item 4 of the Notice, provided that such number shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution).”

“SPECIAL RESOLUTIONS”

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as special resolutions:

7.	“THAT the memorandum of association of the Company (the “Memorandum of Association”) be amended in the following manner:

a)	The first line of the heading of the Memorandum of Association shall be deleted in its entirety and replaced with: “THE COMPANIES ACT (AS AMENDED)”;

b)	All references to the “Companies Law (as amended)” in the Memorandum of Association shall be deleted in its entirety and replaced with: “Companies Act (as amended)”;

c)	Clause 2 of the Memorandum of Association shall be deleted in its entirety and replaced with the following:

“2.

The Registered Office of the Company will be situated at the offices of Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands or at such other location as the Directors may from time to time determine.”; and

d)	Clause 8 of the Memorandum of Association shall be deleted in its entirety and replaced with the following:

“8.	The Company may exercise the power contained in Section 206 of the Companies Act (as amended) to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdictions.”

NOTICE OF ANNUAL GENERAL MEETING

THAT	the Articles of Association be amended in the following manner:

a)	The first line of the heading of the Articles of Association shall be deleted in its entirety and replaced with: “THE COMPANIES ACT (AS AMENDED)”;

b)

All references to the “Companies Law” and “Companies Law (as amended)” in the Articles of Association shall be deleted in its entirety and replaced with: “Companies Act” and “Companies Act (as amended)” respectively;

c)	The following words shall be inserted to Article 1 of the Articles of Association immediately before the words “In these Articles”:

“Any marginal notes, titles or lead in references to Articles and the index of the Memorandum and Articles of Association shall not form part of the Memorandum or Articles of Association and shall not affect their interpretation.”;

d)	The reference to “Article 186” in the definition of “Affiliate” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Article 191”;

e)	The definition of “capital” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: ““capital” means the share capital of the Company from time to time;”;

f)

The definition of “clearing house” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: ““clearing house” means the Hong Kong Securities Clearing Company Limited or any clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction (or a nominee company affiliated to such clearing house);”;

g)	The words “金沙中國有限公司” shall be added to the end of the definition of “Company” under Article 1 of the Articles of Association;

h)

The definition of “Companies Law” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: ““Companies Act” means the Companies Act (as amended) of the Cayman Islands;”;

i)

The reference to “Electronic Transactions Law (as amended)” in the definition of “electronic” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Electronic Transactions Act (as amended)”;

j)	The following definitions shall be inserted in Article 1 of the Articles of Association in alphabetical order:

““electronic communication” means a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other electron magnetic means in any form through any medium;

“electronic meeting” means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

NOTICE OF ANNUAL GENERAL MEETING

“financial year” means, in respect of the Company, any year ending on December 31 of each year or such other date as the Directors may determine from time to time;

“hybrid meeting” means a general meeting held and conducted by (i) physical attendance by Shareholders and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“Meeting Location(s)” has the meaning ascribed to it in Article 67(a);

“physical meeting” means a general meeting held and conducted by physical attendance and participation by Shareholders and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations;

“Principal Meeting Place” has the meaning ascribed to it in Article 76;”;

k)	The reference to “Article 186” in the definition of “Redemption Notice” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Article 191”;

l)	The reference to “Article 186” in the definition of “Redemption Price” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Article 191”;

m)	The words “of the Company” shall be added to the end of the definition of “Register” under Article 1 of the Articles of Association;

n)	The word “Seal” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Seal(s)”;

o)	The word “theses” in the definition of “share” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “these”;

NOTICE OF ANNUAL GENERAL MEETING

p)	Sub articles 2(e)–2(h) shall be deleted in its entirety from Article 2 of the Articles of Association and replaced with the following:

“(e)

expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Companies Act and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Shareholder’s election comply with the Companies Act and all other applicable laws, rules and regulations;

(f)

references to a document being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(g)

Section 8 and Section 19 of the Electronic Transactions Act of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles;

(h)

a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Shareholder or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Companies Act and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

(i)

references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Act or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

(j)	references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any form of conference call system (telephone, video, web or otherwise);

(k)	where a Shareholder is a corporation, any reference in these Articles to a Shareholder shall, where the context requires, refer to a duly authorised representative of such Shareholder;

(l)	references to a “dollar” or “dollars” or $ is a reference to dollars of the United States;

(m)	references to a statutory enactment shall include reference to any amendment or re- enactment thereof for the time being in force; and

NOTICE OF ANNUAL GENERAL MEETING

(n)

to the extent that the same is permissible under Cayman Islands law, a Special Resolution shall be required to alter the Memorandum of Association of the Company, to approve any amendment of the Articles, or to change the name of the Company.”;

q)	Article 3 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles”;

r)	Article 12 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“12.

Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than three-fourths of the voting rights of the members holding shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of not less than three-fourths of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more persons at least holding or representing by proxy one-third of the issued shares of the relevant class and that, subject to any rights or restrictions for the time being attached to the shares of that class, every Shareholder of the class shall on a poll have one vote for each share of the class held by him. For the purposes of this Article, the Directors may treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes.”;

s)	The following words shall be deleted in its entirety from Article 19 of the Articles of Association:

“, provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed”;

t)	The words “twelve years” in the second paragraph of Article 50(2) of the Articles of Association shall be deleted in its entirety and replaced with: “five years”;

u)	The words “the following Article” in Article 61 of the Articles of Association shall be deleted in its entirety and replaced with: “Articles 62 to 65”;

NOTICE OF ANNUAL GENERAL MEETING

v)	Article 63 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“63.

For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period determined by the Directors, provided that such closure is in compliance with terms equivalent to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) as at the date of adoption of these Articles (or its equivalent provision from time to time). If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the record date for such determination shall (unless otherwise determined by the Directors) be the date of the closure of the Register.”;

w)	Articles 66, 67, 68, 68A and 69 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“66.

The Company shall in each financial year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. The Company shall hold the annual general meeting within six months after the end of its financial year. The annual general meeting shall be held at such time and place (where applicable) as the Directors shall appoint.

67. (a)

The Board of Directors (or, at any general meeting, the chairman of the meeting) may, at its (or his) absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by it (or him) at its (or his) absolute discretion. Any Shareholder or any proxy attending and participating in such way or any Shareholder participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present in person at, and shall be counted in the quorum, of the meeting.

(b)	All general meetings are subject to the following:

(i)	where a Shareholder is attending at a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(ii)

Shareholders present in person (in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy at a Meeting Location and/ or Shareholders participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Shareholders at all Meeting Locations in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

NOTICE OF ANNUAL GENERAL MEETING

(iii)

where Shareholders attend a meeting by being present at one of the Meeting Locations and/or where Shareholders are participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Shareholders or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(iv)

if any of the Meeting Locations is outside Hong Kong and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of notice for meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the notice for the meeting.

68.

The Board of Directors and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participating in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it/he shall in its/his absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that, if a Shareholder is, pursuant to such arrangements, not entitled to attend, in person (in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy, at any Meeting Location, such Shareholder shall still be entitled to so attend at one of the other Meeting Locations; and the entitlement of any Shareholder to so attend the meeting or adjourned meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of the meeting or adjourned meeting stated to apply to the meeting.

69.	If it appears to the chairman of the general meeting that:

(a)

the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 67(a) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting;

(b)	in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate;

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

NOTICE OF ANNUAL GENERAL MEETING

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for an indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

70.

The Board of Directors and, at any general meeting, the chairman of the meeting may make any arrangement, determine and/or implement any requirements, procedures or measures which the Board of Directors or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and facilitate the orderly and effective conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Shareholders shall also comply with all requirements imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements or requirements may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

71.

All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 69, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

72.

Without prejudice to other provisions in Article 66 to Article 71, a physical meeting may also be held by means of such telephone, electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such meeting shall constitute presence in person at such meeting.

73.

All general meetings other than annual general meetings shall be called extraordinary general meetings. All general meetings (including an annual general meeting or any adjourned meeting) may be held as a physical meeting in any part of the world and at one or more locations as provided in Article 67, as a hybrid meeting or as an electronic meeting, as may be determined by the Board.

NOTICE OF ANNUAL GENERAL MEETING

74.

The Directors may, whenever they think fit, convene an extraordinary general meeting. General meetings shall also be convened on the written requisition of any one or more Members of the Company deposited at the principal office of the Company in Hong Kong or, in the event the Company ceases to have such a principal office, the head office or the Office specifying the objects of the meeting and signed by the requisitionist(s), provided that such requisitionist(s) held as at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings of the Company, on a one vote per share basis in the share capital of the Company. General meetings may also be convened on the written requisition of any one Member of the Company which is a recognised clearing house (or its nominee(s)) deposited at the principal office of the Company in Hong Kong or, in the event the Company ceases to have such a principal office, the head office or the Office specifying the objects of the meeting and signed by the requisitionist(s), provided that such requisitionist(s) held as at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings, on a one vote per share basis in the share capital of the Company. The Member(s) requisitioning a general meeting under this Article may add resolutions to the meeting agenda of such general meeting. If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all expenses reasonably incurred by the requisitionist(s) as a result of the failure of the Board of Directors shall be reimbursed to them by the Company.

75.

If the Directors consider that it is impracticable or unreasonable to hold a general meeting on the date or at the time or place (where applicable) stated in the notice calling the general meeting, they may move and/or postpone the general meeting. In such case, an announcement of the date, time and place (where applicable) of the rearranged meeting will be published in accordance with the Listing Rules or as the Directors may determine. Such announcement shall be treated as a notice of the business of the general meeting to all Shareholders and any other person entitled to receive notice of a general meeting provided that the time periods for calling a general meeting by notice under Article 76 are complied with. For the avoidance of doubt, the time periods for notices under Article 76 will not be deemed to have been restarted if the date of the rearranged meeting remains the same. The Directors must take reasonable steps to ensure that any Shareholder trying to attend the meeting at the original time and place (where applicable) is informed of the new arrangements. If a general meeting is rearranged in this way, proxy forms can be delivered as required by these Articles, until 48 hours before the time of the rearranged general meeting.

76.

Unless it can be demonstrated to the Stock Exchange that reasonable notice can be given in less time, an annual general meeting shall be called by notice of not less than 21 clear days and any extraordinary general meeting at which it is proposed to pass a Special Resolution shall be called by notice of at least 21 clear days. Unless it can be demonstrated to the Stock Exchange that reasonable notice can be given in less time, all other extraordinary general meetings shall be called by notice of at least 14 clear days. The notice shall specify (i) the time, date and agenda of the meeting, (ii) save for an electronic meeting, the place of the meeting and if there is more than one Meeting Location as determined by the Board of Directors pursuant to Article 67, the principal place of the meeting (the “Principal Meeting Place”), (iii) if the general meeting is to be a hybrid meeting or an electronic meeting, the notice shall include a statement to that effect and details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (iv) particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in Article 82), the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution.”;

NOTICE OF ANNUAL GENERAL MEETING

x)	Article 70 of the Articles of Association shall be renumbered as Article 77;

y)

Article 71 of the Articles of Association shall be renumbered as Article 78 and the following words shall be added after the words “duly called if it” and before the words “is so agreed”: “can be demonstrated to the Stock Exchange that reasonable notice can be given in less time, and it”;

z)

Article 72 of the Articles of Association shall be renumbered as Article 79; the word “meetings” in the first line shall be deleted in its entirety and replaced with: “meeting”; and the following words shall be added to the end of this Article: “The Board shall have the power to provide in every notice of general meeting the circumstances in which an adjournment or change of date and Meeting Location of the relevant general meeting may occur automatically without further notice including, without limitation, where a tropical cyclone warning signal no. 8 or above, black rainstorm warning or other similar event is in force at a Meeting Location at any time prior to or at the time of the general meeting on the day of the general meeting.”;

aa)	Articles 73 to 75 of the Articles of Association shall be renumbered as Articles 80 to 82;

bb)

Article 76 of the Articles of Association shall be renumbered as Article 83; the words “Director or” shall be added before the words “Directors present”; and the words “in person” shall be deleted in its entirety after the words “Directors present”;

cc)	Article 77 of the Articles of Association shall be renumbered as Article 84 and the reference to “Article 81” shall be deleted in its entirety and replaced with: “Article 88”;

dd)	Article 78 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“85.

Any Director or chairman of a general meeting may participate in any general meeting of the Company by means of a telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting. If the Directors resolve to make such a facility available to Members for a specific or all general meetings of the Company, a Member may participate in any general meeting of the Company, by means of a telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.”;

ee)

Article 79 of the Articles of Association shall be renumbered as Article 86 and the following words shall be added to the end of this Article: “The chairman of a general meeting (be it a physical meeting, a hybrid meeting or an electronic meeting) may attend, preside as chairman at, and conduct proceedings of, such meeting by means of electronic facilities.”;

NOTICE OF ANNUAL GENERAL MEETING

ff)	Article 80 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“87.

If there is no such chairman, or if at any general meeting he is not present at the time appointed for holding the meeting or is unwilling to act as chairman of the general meeting, the alternate chairman will be the chairman of the meeting. If there is no such alternate chairman present at the general meeting, the Director or Directors present shall choose a person, who may or may not be a Member to be chairman of that meeting (and for the avoidance of doubt, such person may be the Director himself).”;

gg)	Article 81 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“88.

Subject to Article 69, the chairman may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting), adjourn a meeting from time to time and from place to place and from one form to another (a physical meeting, a hybrid meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. The chairman of any general meeting can also adjourn the meeting, before or after it has started, and whether or not a quorum is present, if he considers that: (a) there is not enough room for the number of Shareholders who wish to attend the meeting, (b) the behaviour of the people present prevents, or is likely to prevent, the business of the general meeting being carried out in an orderly way, or (c) an adjournment is necessary for any other reason (including, without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force, or is expected to be in force, at any Meeting Location at any time on the day of the meeting), so that the business of the general meeting can be properly carried out. The chairman of the general meeting does not need the consent of the general meeting to adjourn it for any of these reasons to a time, date and place which he decides. He may also adjourn the meeting to a later time on the same day or indefinitely. If a general meeting is adjourned indefinitely, the Directors will fix the time, date and place of the adjourned meeting. When a meeting is adjourned for 14 days or more at least 7 clear days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.”;

hh)	Article 82 of the Articles of Association shall be renumbered as Article 89;

ii)	Article 82A of the Articles of Association shall be renumbered as Article 89A and the following sub-paragraph shall be added to the end of this Article:

“(3)	Members shall have the right to attend and speak at any general meeting of the Company.”;

NOTICE OF ANNUAL GENERAL MEETING

jj)	Article 83 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“90.

Subject to (i) any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, and (ii) where a Member is required by the Listing Rules to abstain from voting to approve the matter under consideration (in which case such Members shall not be entitled to vote), at any general meeting on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder, but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Any vote of Members at a general meeting must be taken by poll except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.”;

kk)	Articles 84 to 94 of the Articles of Association shall be renumbered as Articles 91 to 101;

ll)	Article 95 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“102.(a)

The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

NOTICE OF ANNUAL GENERAL MEETING

(b)

The instrument appointing a proxy and (if required by the Board of Directors) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of eleven months from the date named in it as the date of its execution, except at an adjourned meeting in cases where the meeting was originally held within eleven months from such date. The Directors may, in their absolute discretion, accept an instrument of proxy which is sent electronically or by some other data transmission process, subject to any requirements that the Directors may from time to time impose. If the Directors decide to accept an instrument of proxy which is sent electronically or by some other data transmission process, any provision of these Articles on the execution of proxies shall not apply to such instrument of proxy, save that the date named in it as the date thereof shall be deemed to be date of its execution. An instrument of proxy sent electronically or by some other data transmission process shall be treated as delivered at the time of receipt at the Office (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying documents). All references in these Articles to delivery of proxies shall include proxies sent electronically or by some other data transmission process. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.”;

mm)	Articles 96 to 98 of the Articles of Association shall be renumbered as Articles 103 to 105;

nn)	Article 99 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“106. (1)

Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2)

If a Member is a clearing house or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company, any meeting of any class of Members, or at any meeting of any creditors of the Company, provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of shares in respect of which each such person is so authorised. The person(s) so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house or its nominee(s) could exercise if it were an individual Member of the Company, including the right to speak and vote.

NOTICE OF ANNUAL GENERAL MEETING

(3)	Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.”;

oo)	Article 100 of the Articles of Association shall be renumbered as Article 107;

pp)	Article 101 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“108. (1)

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three. There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. Subject to Article 143 but notwithstanding any other provision in these Articles, at least one-third of the Board of Directors shall be Independent Non- Executive Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with Article 113 and shall hold office until their successors are elected or appointed.

(2)

Subject to these Articles and the Companies Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board of Directors, or as an addition to the existing Board of Directors, provided that at least one-third of the Board of Directors shall be Independent Non-Executive Directors.

(3)

The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board of Directors or as an addition to the existing Board of Directors, provided that at least one-third of the Board of Directors shall be Independent Non-Executive Directors. Any Director so appointed by the Board of Directors shall hold office only until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election.

(4)

Neither a Director nor an alternate Director shall be required to hold any shares of the Company by way of qualification, and a Director or alternate Director (as the case may be) who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5)

The Members may, at any general meeting convened and held in accordance with these Articles, by Ordinary Resolution remove a Director at any time before the expiration of his term of office notwithstanding anything to the contrary in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6)

A vacancy on the Board of Directors created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by Ordinary Resolution of the Members at the meeting at which such Director is removed.

NOTICE OF ANNUAL GENERAL MEETING

(7)	The Company may from time to time by Ordinary Resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than three.”;

qq)	Articles 102 to 104 of the Articles of Association shall be renumbered as Articles 109 to 111;

rr)	Article 105 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“112.

Notwithstanding Articles 115, 116 and 117, a Director appointed to an office under Article 111 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board of Directors may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.”;

ss)

Article 106 of the Articles of Association shall be renumbered as Article 113 and the reference to “Article 101(2) or Article 101(3)” in sub-paragraph (2) shall be deleted in its entirety and replaced with: “Article 108(2) or Article 108(3)”;

tt)

Article 107 of the Articles of Association shall be renumbered as Article 114; all references to “seven days” shall be deleted in its entirety and replaced with: “ten business days”; and the word “shall” shall be inserted after the word “and” in the penultimate line;

uu)	Articles 108 to 110 of the Articles of Association shall be renumbered as Articles 115 to 117;

vv)	Article 111 of the Articles of Association shall be deleted in its entirety;

ww)	Article 112 of the Articles of Association shall be renumbered as Article 118;

xx)	Article 113 of the Articles of Association shall be renumbered as Article 119 and the reference to “Article 114” shall be deleted in its entirety and replaced with: “Article 120”;

yy)	Article 114 of the Articles of Association shall be renumbered as Article 120;

zz)	Article 115(1) of the Articles of Association shall be deleted in its entirety and replaced with the following:

“121.(1)

A Director shall not vote (nor be counted in the quorum) on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i)

any proposal, contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

NOTICE OF ANNUAL GENERAL MEETING

(ii)

any proposal, contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility, in whole or in part, whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)

any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub underwriting of the offer;

(iv)

any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company; or

(v)	any proposal or arrangement concerning the benefit of employees of the issuer or its subsidiaries including the adoption, modification or operation of:

(a)	any employees’ share scheme or any share incentive or share option scheme under which a Director or his associate(s) may benefit; or

(b)

a pension fund or retirement, death or disability benefits scheme which relates to the Director, his associate(s) and employee(s) of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.”;

aaa)	Article 115(2) of the Articles of Association shall be renumbered as Article 121(2);

bbb)	Articles 116 to 119 of the Articles of Association shall be renumbered as Articles 122 to 125;

ccc)	Article 120 of the Articles of Association shall be deleted in its entirety;

ddd)	Articles 121 to 128 of the Articles of Association shall be renumbered as Articles 126 to 133;

eee)	Article 129 of the Articles of Association shall be renumbered as Article 134 and the reference to “Article 101” in subparagraph (g) shall be deleted in its entirety and replaced with: “Article 108”;

NOTICE OF ANNUAL GENERAL MEETING

fff)	Articles 130 and 131 of the Articles of Association shall be renumbered as Articles 135 and 136;

ggg)	Article 132 of the Articles of Association shall be renumbered as Article 137 and the word “, video” shall be inserted after the word “telephone” and before the word “or”;

hhh)	Articles 133 to 137 of the Articles of Association shall be renumbered as Articles 138 to 142;

iii)

Article 138 of the Articles of Association shall be renumbered as Article 143 and the reference to “Article 116” and the reference to “Article 101(1)” in subparagraph (b) shall be deleted in its entirety and respectively replaced with: “Article 122” and “Article 108(1)”;

jjj)	Article 139 of the Articles of Association shall be renumbered as Article 144 and the words “in person” shall be deleted in its entirety from the penultimate line;

kkk)	Article 140 of the Articles of Association shall be renumbered as Article 145 and the words “within half an hour after” shall be deleted in its entirety and replaced with: “at”;

lll)	Articles 141 to 144 of the Articles of Association shall be renumbered as Articles 146 to 149;

mmm)

Article 145 of the Articles of Association shall be renumbered as Article 150 and the following words shall be deleted in its entirety from subparagraph (a): “, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share”;

nnn)	Articles 146 to 152 of the Articles of Association shall be renumbered as Articles 151 to 157;

ooo)

Article 153 of the Articles of Association shall be renumbered as Article 158 and the following words shall be added to the end of this Article: “The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.”;

ppp)	Article 154 of the Articles of Association shall be renumbered as Article 159;

qqq)

Article 155 of the Articles of Association shall be renumbered as Article 160; the reference to “Article 156” shall be deleted in its entirety and replaced with: “Article 161”; the words “of the Company” shall be added after the words “financial year”; and the words “at the same time as the notice of annual general meeting and laid before the Company” shall be deleted in its entirety and replaced with: “be laid before the Shareholders”;

rrr)	Article 156 of the Articles of Association shall be renumbered as Article 161 and the reference to “Article 155” shall be deleted in its entirety and replaced with: “Article 160”;

NOTICE OF ANNUAL GENERAL MEETING

sss)

Article 157 of the Articles of Association shall be renumbered as Article 162 and the references to “Article 155” and the references to “Article 156” shall be deleted in its entirety and respectively replaced with: “Article 160 and “Article 161”;

ttt)	Article 158 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“163. (1)

At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall by Ordinary Resolution appoint an Auditor to audit the accounts of the Company, and such auditor shall hold office until the next annual general meeting. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2)

The Members may, at any general meeting convened and held in accordance with these Articles, by Ordinary Resolution remove the Auditor at any time before the expiration of his term of office and shall by Ordinary Resolution at that meeting appoint another Auditor in his stead for the remainder of his term.”;

uuu)	Article 159 of the Articles of Association shall be renumbered as Article 164;

vvv)	Article 160 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“165.	The remuneration of the Auditor shall be fixed by the Company by Ordinary Resolution or in the manner specified in such resolution.”

www)	Article 161 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“166.

If the office of Auditor becomes vacant by the resignation or death (in the case of an individual) of the Auditor, or by his becoming incapable of acting by reason of illness (in the case of an individual) or other disability at a time when his services are required, subject to compliance with the Listing Rules, the Board of Directors may fill the vacancy and fix the remuneration of the Auditor so appointed. Subject to Article 163(2), an Auditor appointed under this Article shall hold office only until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election.”;

xxx)	Articles 162 to 182 of the Articles of Association shall be renumbered as Articles 167 to 187;

yyy)

Article 183 of the Articles of Association shall be renumbered as Article 188 and the words “except where the Company is to be wound up voluntarily because it is unable to pay its debts as they may fall due in which event the resolution shall be an Ordinary Resolution” shall be deleted in its entirety; and

NOTICE OF ANNUAL GENERAL MEETING

zzz)	Articles 184 to 186 of the Articles of Association shall be renumbered as Articles 189 to 191.

THAT the above amendments to the Memorandum and Articles of Association of the Company be consolidated through the adoption of a new amended and restated Memorandum and Articles of Association of the Company which reflect such amendments and which replace the current Memorandum and Articles of Association of the Company in their entirety as produced to this meeting and signed by the Chairman of the meeting for the purpose of identification and that any Director or the company secretary of the Company be authorised to do all such things and acts to effect such amendments and to make relevant registrations and filings in accordance with the applicable laws, regulations and requirements.”

By order of the Board
SANDS CHINA LTD. Dylan James Williams
Company Secretary

Macao, March 31, 2023

Notes:

1.

Resolutions at the meeting will be taken by poll (except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Articles of Association and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). The results of the poll will be published on the websites of the Stock Exchange and the Company.

2.

Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint another person as his proxy to attend and vote on his behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the above meeting. If more than one proxy is so appointed, the form of proxy for each appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent its appointor. A proxy or proxies representing either a shareholder who is an individual or a shareholder which is a corporation shall be entitled to exercise the same powers on behalf of the shareholder which he or they represent as such shareholder could exercise. Every shareholder present in person or by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, shall have one vote for every fully paid share of which he is the holder.

3.

In order to be valid, the completed and signed form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be delivered to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 17, 2023 (or if the meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned meeting). Completion and delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

NOTICE OF ANNUAL GENERAL MEETING

4.

For determining the entitlement to attend and vote at the above meeting, the register of members of the Company will be closed from Tuesday, May 9, 2023 to Friday, May 19, 2023, both dates inclusive, during which period no transfer of shares of the Company will be registered. Shareholders who are entitled to attend and vote at the above meeting are those whose names appear on the register of members of the Company on Tuesday, May 9, 2023. In order to be eligible to attend and vote at the above meeting, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Monday, May 8, 2023.

In the event that the Annual General Meeting is adjourned to a date later than May 19, 2023 because of bad weather or other reasons, the book closure period and record date for determination of entitlement to attend and vote at the Annual General Meeting will remain the same as stated above.

5.

In relation to resolution nos. 2(a) to 2(c), three retiring Directors will offer themselves for re-election. In accordance with Article 106(1) and (2) of the Articles of Association, Mr. Robert Glen Goldstein, Mr. Charles Daniel Forman, and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

6.	Bad Weather Arrangements

If a typhoon warning signal no. 8 or above is hoisted in Macao at any time between 9:00 a.m. and 11:00 a.m. (Hong Kong time) on the date of the Annual General Meeting, the Annual General Meeting will be automatically adjourned to a later date. When the date, time and location of the adjourned meeting has been fixed by the Directors, the Company will publish an announcement on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com) to notify shareholders of the Company of the date, time and location of the adjourned meeting.

The Annual General Meeting will be held as scheduled when a rainstorm warning signal is in force in Macao. Shareholders should in any event exercise due care and caution when deciding to attend the Annual General Meeting in adverse weather conditions.

In case of any inconsistency between the English version and the Chinese version of this notice, the English version shall prevail.

This circular, in both English and Chinese versions (the “Circular”), is available on the Company’s website at www.sandschina.com under the Investor Relations section and the website of HKEXnews at www.hkexnews.hk.

Shareholders who have chosen or are deemed to have consented to receive the corporate communications (as defined in the Listing Rules) of the Company by electronic means but, for any reason, have difficulty in receiving or gaining access to the Circular, may request to be sent a copy of the Circular in printed form free of charge by submitting a written request to the Company c/o the branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (by post to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk ).

Shareholders may at any time change their choice of language or means of receipt of the corporate communications by reasonable notice in writing to the Company c/o the branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (by post to the above address or by email to sandschina.ecom@computershare.com.hk ).

Shareholders who have chosen to receive printed copies of the corporate communications in either English or Chinese will receive both English and Chinese versions of the Circular since both languages are bound together into one booklet.